TVARDI THERAPEUTICS, INC.

3 Sugar Creek Ctr. Blvd., Suite 525
Sugar Land. TX 77478
(713) 489-8654

May 8, 2026

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tvardi Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-295496

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-295496) (the “Registration Statement”) to become effective on Tuesday, May 12, 2026, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Madison Jones of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Madison Jones of Cooley LLP, counsel to the Registrant, at (202) 728-7087, or in her absence Divakar Gupta of Cooley LLP at (212) 479-6474.

Very truly yours,

TVARDI THERAPEUTICS, INC.

By:	/s/ Dan Conn
Name:	Dan Conn
Title:	Chief Financial Officer

cc:	Madison Jones, Cooley LLP

Divakar Gupta, Cooley LLP